UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            NORTHRIDGE VENTURES INC.
                                (Name of Issuer)

                   Common stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                   666759105
                                 (CUSIP Number)

                          Laughlin International, Inc.
                            2533 North Carson Street
                              Carson City, Nevada
                            Telephone (775) 841-7018
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 11, 2010
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No.  666759105

1.     Names of Reporting Persons                                   Gisela Mills

2.     Check the appropriate box if a member of a group               (a)  [   ]
                                                                      (b)  [   ]

3.     SEC use only

4.     Source of funds*                                                       PF

5.     Check box if disclosure of legal proceedings is required pursuant to
items 2(d) or 2(e)                                                         [   ]

6.     Citizenship or place of organization                             Canadian

Number of shares beneficially owned by each reporting person with:

       7.     Sole voting power                                       13,500,000

       8.     Shared voting power                                            nil

       9.     Sole dispositive power                                  13,500,000

       10.    Shared dispositive power                                       nil

11.    Aggregate amount beneficially owned by each reporting person   13,500,000

12.    Check box if the aggregate amount in row 11 excludes certain shares [   ]

13.    Percent of class represented by amount in row 11                      96%

14.    Type of reporting person*                                              IN

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13-D relates to the common stock, par value $0.0001 ("Common Stock") of Northridge Ventures Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2325 Hurontario Street, Suite 204, Oakville, Ontario L5A 4K4.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)     Name:     Gisela Mills (the "Reporting Person")

(b)     Residence or business address:  Wanderweg 4, 88348 Bad Salgau, Germany

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: The Reporting Person is a retired person.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)     The Reporting Person is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used by the Reporting Person to acquire securities of the Issuer came from the Reporting Person's personal holdings. The Reporting Person did not borrow any funds to acquire any of the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose influencing control of the Issuer. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, her liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, renew or reconsider her position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As of October 12, 2010, the Reporting Person beneficially owned 13,500,000 shares, constituting 96% of the shares of Common Stock outstanding of the Issuer, based on 14,000,000 issued and outstanding shares of Common Stock as of October 12, 2010, as reported in the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on October 13, 2010.

The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock beneficially owned by her.

In the sixty days prior to October 11, 2010, the Reporting Person did not engage in any transactions involving the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit          Description

Exhibit 10.1     Private Placement Subscription dated October 11, 2010.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 13, 2010


                                   /s/ Gisela Mills
                                   Gisela Mills


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).